Exhibit 12a

                        MORGAN STANLEY DEAN WITTER & CO.

                       Ratio of Earnings to Fixed Charges
                              (Dollars in millions)

                                                     Fiscal Year
                                           1999           1998            1997
                                           ----           ----            ----

Earnings:
   Income before income taxes(l)          $7,728         $5,385          $4,274
   Add:    Fixed charges, net             11,499         13,614          10,898
                                          ------         ------          ------
     Income before income taxes and
       fixed charges, net
                                         $19,227        $18,999         $15,172
                                         =======        =======         =======
Fixed charges:
   Total interest expense                $11,390        $13,514         $10,806
   Interest factor in rents                  109            100              92
                                             ---            ---              --
         Total fixed charges             $11,499        $13,614         $10,898
                                         =======        =======         =======
Ratio of earnings to fixed charges         1.7             1.4             1.4

(1) 1998 Income before income taxes does not include a cumulative effect of accounting change.

"Earnings" consist of income before income taxes and fixed charges. "Fixed charges" consist of interest costs, including interest on deposits, and that portion of rent expense estimated to be representative of the interest factor. The preferred stock dividend amounts represent pre-tax earnings required to cover dividends on preferred stock.